Exhibit 99.2

Rezolve Ai Acquires Subsquid: Building the Data and

Payments Backbone for the AI Economy

Acquisition unites blockchain data science, decentralized data lakes,

and digital-asset payment rails into a single intelligent commerce infrastructure.

Key Highlights

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Rezolve Ai acquires Subsquid (SQD): a leading decentralized data-infrastructure platform powering Web3 and AI innovation.
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Data Layer: Subsquid’s decentralized data lake and query engine make blockchain data instantly searchable and usable for AI systems.
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Payment layer: Together with Smartpay’s digital-asset checkout rails, Rezolve now connects the data, intelligence, and payments pillars of AI-commerce.
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Token rebrand: The SQD utility token will be rebranded in due course (currently trades as SQD).
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Treasury strategy: Rezolve intends to acquire SQD tokens equivalent to at least 1 % of annual revenues, aligning long-term participation with ecosystem growth.

Building the AI Commerce Stack for the $100 Trillion Global Economy

New York – October 9, 2025 – Rezolve Ai (NASDAQ: RZLV), the category-defining platform at the intersection of AI, commerce, and payments, today announced the acquisition of SQD (Subsquid), a decentralized blockchain data platform whose token, currently trading as SQD on major exchanges including Coinbase, Binance, and Crypto.com, will be rebranded in due course following regulatory and exchange approvals.

The acquisition unites blockchain data science, decentralized data lakes, and digital-asset payment rails into a single intelligent commerce infrastructure.

Subsquid already operates at remarkable scale with over 2,500 active nodes, making it one of the largest decentralized data networks in the world. The platform manages more than 2.1 petabytes of blockchain data, handles over 5 million daily queries, and supports over 150 blockchain projects and clients. Subsquid’s network underpins applications across DeFi, analytics, and AI innovation, serving top-tier players including PancakeSwap and Morpho, and a strategic partnership with Deutsche Telekom. Protocols with over USD 15 billion in combined Total Value Locked rely on Subsquid’s infrastructure, further underscoring its critical role in the Web3 data ecosystem.

This acquisition builds on Rezolve’s recent purchase of Smartpay, the Brazil-based digital-asset payments company led by Rocelo Lopes, a long-time collaborator of Tether and one of Latin America’s foremost digital asset innovators. Together, Smartpay and Subsquid advance Rezolve’s strategy to connect AI, digital-asset payments, and on-chain data infrastructure enabling intelligent, real-time, agentic commerce. This marks one of the first major bridges between traditional finance and decentralized data networks, a step toward uniting enterprise-grade AI commerce with the transparency and efficiency of Web3. It demonstrates how enterprise-grade AI and proven commercial scale can combine with the transparency and innovation of decentralized technologies.

The Data That Powers the AI Economy

AI is only as powerful as the data it runs on and Subsquid makes blockchain data accessible, searchable, and usable at scale.

Subsquid’s decentralized data lake aggregates, cleans, and structures blockchain data from multiple networks, making it instantly searchable through a flexible query engine. This allows AI models and analytics platforms to transform raw blockchain activity into actionable intelligence for real-time, data-driven commerce.

The Foundation of Agentic Commerce and Finance

Agentic commerce describes how AI systems act on behalf of people and businesses, searching, negotiating, and completing transactions automatically. The acquisition of Smartpay and Subsquid completes the three essential layers of Rezolve’s vision for agentic commerce and finance:

•
Subsquid supplies the data layer, the decentralized, queryable, and verifiable infrastructure that autonomous AI agents depend on to reason, transact, and learn from real-time data.
•
Smartpay provides the payment rails, enabling digital-asset checkout and settlement across currencies and stablecoins.
•
Rezolve’s proprietary brainpowa LLM supplies the intelligence layer, providing contextual understanding, decision-making, and conversational interfaces that turn transactions into relationships.

Together, these layers form the core architecture for AI driven commerce, a new paradigm where AI agents autonomously search, negotiate, and transact across decentralized networks, reshaping how retail and finance operate in real time. By combining proven enterprise AI capabilities with decentralized data and payment technologies, Rezolve demonstrates how real commercial scale can meet the openness of decentralized finance.

Owning the Indispensable Infrastructure of the New Economy

“Data is the currency of the AI economy,” said Daniel M. Wagner, Founder & CEO of Rezolve Ai. “Every technological era has been defined by one company that built the indispensable infrastructure of its time. Oracle owned databases. AWS owned the cloud. Snowflake redefined analytics. With Smartpay and Subsquid, Rezolve Ai unites the complete infrastructure for autonomous commerce, data, intelligence, and payments in one ecosystem, positioning us to power global commerce in the blockchain economy. The SQD utility token, which is planned to be renamed, continues to power the Subsquid network; the planned rebrand simply aligns the network’s identity with Rezolve’s expanding AI-commerce ecosystem.”

“Subsquid was built to remove the barriers to accessing and using blockchain data,” said Marcel Fohrmann, Founder of SQD. “By joining forces with Rezolve, we can accelerate our mission to make that data instantly usable for developers, enterprises, and AI systems building the decentralized data layer that connects AI, payments, and blockchain and forms the core infrastructure for agentic commerce at global scale.”

From Checkout to Data: One Intelligent Commerce Platform

Rezolve’s digital-asset checkout now becomes even smarter, faster, and more adaptive powered by Subsquid’s real-time data. For merchants and payment providers, this means instant settlement, lower transaction costs, and AI-driven insights that personalize offers and manage risk connecting the $100 trillion traditional finance system with the emerging decentralized economy.

Benchmark-Validated Performance

Independent testing showed Subsquid’s indexing engine to be over 2,000× faster in disaster recovery and 2× faster in real-time indexing than leading alternatives such as The Graph, while maintaining comparable query responsiveness. For commerce and retail, these gains translate into lower infrastructure costs, faster deployment, and fresher transaction data, delivering measurable value to AI-driven enterprises.

Rezolve expects the acquisition to accelerate development of its Brain Suite architecture, integrating real-time blockchain data for improved prediction, personalization, and transaction intelligence across retail and financial verticals.

SQD Utility Token and Treasury Strategy

The SQD token is a utility token for the Subsquid network supporting participation, access, and usage within its decentralized data ecosystem.

Rezolve intends to acquire SQD tokens (which will be rebranded in due course) equivalent to at least 1% of annual company revenues each year, subject to applicable laws and market conditions, building a strategic treasury position aligned with the adoption of on-chain data and agentic commerce.

The acquisition underscores the growing importance of decentralized data infrastructure as a catalyst for AI-driven commerce, linking enterprise adoption with the innovation energy of Web3.

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is a global leader in AI-driven commerce, providing retailers and brands with proprietary technology that powers search, personalization, checkout, and omni-channel engagement. Its solutions enable businesses to harness AI for smarter customer experiences and operational efficiency. With foundational partnerships with Microsoft, Google, and Tether, Rezolve Ai is positioned to drive innovation across the $30 trillion global retail market. For more information, visit www.rezolve.com.

Forward-Looking Statements

This press release contains forward-looking statements, including expectations regarding Rezolve Ai’s revenue performance, market opportunity, and comparisons to peer companies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Comparisons to other companies are provided for illustrative purposes only; such companies differ from Rezolve Ai in scale, business model, funding, and risk profile. There is no assurance that similar valuation multiples will apply to Rezolve Ai. Additional information regarding risks and uncertainties facing Rezolve Ai is included in the Company’s filings with the SEC. Rezolve Ai undertakes no obligation to update forward-looking statements, except as required by law.

Investor Contact

investors@rezolve.com

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040